UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 2)


                   Great American Bancorp, Inc.
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                        (Name of Issuer)


             Common, Stock Value - $0.01 Par Value
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                 (Title of Class of Securities)


                            38982K107
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                         (CUSIP Number)


                        Clinton C. Atkins
                        2001 Kankakee Drive
                        Champaign, IL 61821
                        (217) 352-2121
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   (Name, Address and Telephone Number of Persons Authorized to
    Receive Notices and Communications)


                        April 17, 2000
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                                        (Page 1 of 5 Pages)

CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Clinton C. Atkins

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                          (b) [ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            117,375 shares

8.      SHARED VOTING POWER

            Not Applicable

9.      SOLE DISPOSITIVE POWER

            116,775 shares

10.     SHARED DISPOSITIVE POWER

            Not Applicable

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            117,375 shares

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%

14.     TYPE OF REPORTING PERSON

            IN

                                                      (Page 2 of 5 Pages)

	The purpose of this Amendment No. 2 to the previously filed Schedule 13D is to report additional shares acquired by Mr. Clinton C. Atkins (the
"Reporting Person") and to report that the ownership of the Reporting Person in the common stock of Great American Bancorp, Inc. (the "Company") has increased from 8.5% to 9.97% of the common shares outstanding. The Reporting Person's ownership percentage has increased primarily due to the Company's repurchase of its common stock which reduced the Company's outstanding common shares.

Item 1.     Security and Issuer.

     No change.

Item 2.     Identity and Background.

     No change

Item 3.     Source and Amount of Funds or Other Consideration.

	     As of the date hereof, the Reporting Person is deemed to beneficially own
117,375 shares, including 108,775 shares purchased in open market transactions, 2,400 shares issued under the 1995 Great American Bancorp, Inc.
Incentive Plan ("Incentive Plan"), 600 shares representing unvested stock awards granted under the Incentive Plan and 5,600 additional shares representing shares underlying options granted under the Incentive Plan which are currently exercisable or exercisable within 60 days.

	     A schedule of the shares, dates, and the prices per share of shares acquired (and sold or transferred) by the Reporting Person since the most recent filing on Schedule 13D is attached and marked as Exhibit 1 to Item 3.
The amount of consideration ($80,000) used to acquire the 5,000 shares purchased per the schedule in Exhibit 1 was derived from personal funds of the Reporting Person.

Item 4.     Purpose of Transaction.

	     No change.

Item 5.     Interest in Securities of Issuer

	     (a) As of the date hereof, the Reporting Person is deemed to beneficially own 117,375 shares, representing 9.97% of the outstanding shares of the Company based upon outstanding shares as of March 31, 2000 of 1,176,915. The beneficially owned shares include 600 shares representing unvested stock awards granted under the Incentive Plan and 5,600 shares underlying stock options granted under the Incentive Plan which are currently exercisable or exercisable within 60 days.

	     (b) The Reporting Person has the sole power to vote and to dispose of the shares referred to in Item 5(a) with the exception of unvested stock awards, which may be voted as instructed by the Reporting Person, but which may not be disposed of until they are vested.

	     (c)  Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

	     (d) With the exception of the Trustee for the trust holding unvested stock awards who has certain powers with respect to stock held in trust as provided by the trust agreement and plan document, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

	     (e)  Not applicable.

                                                       (Page 3 of 5 Pages)

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      No change.

Item 7.     Material to be Filed as Exhibits

	     A schedule detailing dates, shares purchased, and price per share of shares acquired (and sold or transferred) by the Reporting Person since the most recent filing on Schedule 13D is filed herewith as Exhibit 1 to Item 3.

     The Company's 1995 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form S-8 filed with the SEC on May 23, 1996 file number 333-04491.


	                           SIGNATURES


	     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     May 2, 2000                        /S/ Clinton C. Atkins
-------------------------             --------------------------
	        Date                                   Signature


                                      Clinton C. Atkins, Director
                                      --------------------------
	                                              Name/Title

                                                      (Page 4 of 5 Pages)


                        SCHEDULE 13D
                     EXHIBIT 1 TO ITEM 3
                      Clinton C. Atkins

                           Price per Share
	         No. of Shares       (Excluding      Where        How
Date    Purchased (Sold)	    commissions)   Transacted  Transacted
----    ---------------    --------------- ----------  ----------

Non-Derivative Shares Acquired (Sold or Transferred), Direct Ownership:

05/13/97     5,000              16.00          OTC        (1)
02/14/98       600               N/A          GABI        (2)
09/15/98   (20,000)             17.50          OTC        (1)
09/16/98    (5,000)             17.50          OTC        (1)
02/14/99       600               N/A          GABI        (2)
07/12/99    (3,000)             13.25          OTC        (1)
10/27/99      (200)             13.50          OTC        (1)
10/28/99    (6,800)             13.50          OTC        (1)
02/14/00       600               N/A          GABI        (2)
04/13/00    (2,000)             13.0625        OTC        (1)
04/14/00    (2,000)             13.0625        OTC        (1)
04/17/00    (2,000)              N/A         Transfer     (3)

Non-Derivative Shares, Indirect Ownership:

02/14/97       600               N/A          GABI        (4)

Derivative Shares, Direct Ownership:

02/14/98     1,400              14.00         GABI        (5)
02/14/99     1,400              14.00         GABI        (5)
02/14/00     1,400              14.00         GABI        (5)


(1) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts.

(2) Shares represent stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vested on the dates indicated.

(3) Shares gifted to the Reporting Person's grandchildren through transfers between standard brokerage accounts.

(4) Shares represent unvested stock awards granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vest at a rate of 20% per year beginning on February 14, 1997.

(5) Shares represent options granted under the 1995 Great American Bancorp, Inc. Incentive Plan which vested on the dates indicated.

                                                          (Page 5 of 5 Pages)